Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change August 7, 2008
Item 3	News Release The news release dated August 7, 2008 was disseminated through Marketwire’s Canadian and US Timely Disclosure, Continental Europe Finance and UK Media and Analyst networks.
Item 4	Summary of Material Change Silver Standard Resources Inc. announced principal project updates and reports on financial highlights from the company’s second quarter of 2008.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated August 7, 2008.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 7th day of August, 2008

August 7, 2008	News Release 08-14

SILVER STANDARD REPORTS SECOND QUARTER 2008 RESULTS

Vancouver, B.C. – Silver Standard Resources Inc. provides the following principal project updates and reports on financial highlights from the company’s second quarter of 2008.

Pirquitas Mine Construction

The Pirquitas Project is on schedule with plant commissioning to commence in the fourth quarter of this year. The natural gas and water pipelines have been installed, and foundation work is well advanced for the power generating facility. The process plant structural steel installation is progressing on schedule and the truck-shop and warehouse have been completed. The mine operations crews are advancing the open pit pre-stripping and a number of process plant operators have joined the commissioning team and are currently undergoing intensive process training.

Principal Projects

At Pitarrilla, the company continues to expand measured and indicated silver resources at the Breccia Ridge Zone through infill drilling.  In July the company reported total project resources increased by 14%, placing Pitarrilla among the largest silver discoveries in the last decade.  Three drills are currently on the property and a pre-feasibility study is underway.

Drill and engineering study programs are underway at both the San Luis joint venture project in Peru and the Diablillos project in Argentina to expand our existing resources and advance the projects.  Four drills have now been mobilized to the Snowfield project in Northern BC and an intensive drilling program is underway.  Drill results and updated resource estimates for San Luis, Diablillos and Snowfield will be released as received through the fall.

Financial Highlights
[All figures are in Canadian dollars unless otherwise noted]

▪ For the three months ended June 30, 2008, property expenditures totalled $30.9 million including $30.2 million for construction and mining equipment and $0.7 million for exploration at the Pirquitas property in Argentina; $4.6 million for exploration at Pitarrilla in Mexico; $1.0 million for exploration at the Diablillos property in Argentina; and $1.5 million for exploration at the San Luis property in Peru.
▪ Working capital at June 30 was $194.9 million compared to $117.3 million at December 31, 2007. Cash and cash equivalents were $185.2 million compared to $80.6 million at year-end.  In the first quarter, the company completed the convertible debt financing and the sale of silver bullion and has sufficient cash for the completion of the mine and planned exploration and development programs in 2008.
▪ Subsequent to the end of the quarter, Silver Standard reported the sale of the Shafter property in Texas to Aurcana Corporation. Under the terms of the sale agreement, Aurcana has paid the company a total consideration of $42.6 million consisting of $23 million in cash, 15 million Aurcana common shares (at a deemed price of $0.64 per share) and a $10 million convertible debenture. The debenture has a 3% coupon with a three-year term and is convertible into 6.6 million Aurcana common shares at $1.515 per share.  The transaction will result in an approximate gain of $31.4 million, for an after-tax gain of $18.0 million.

Selected Financial Data
(CDN$000’s, except per share amounts)
This summary of selected financial data should be read in conjunction with the management discussion and analysis (“MD&A”) of the unaudited consolidated operating results and financial condition of the company for the three months ended June 30, 2008 and December 31, 2007.

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
Loss	(5,492)	(4,972)	(3,336)	(6,537)
Loss per share (basic and diluted)	(0.09)	(0.08)	(0.05)	(0.11)
Cash generated by (used in) operating activities	(2,496)	2,930	188	5,436
Cash generated by financing activities	-	2,417	134,945	6,316
Cash used in mineral property costs, property, plant and equipment	(38,659)	(28,906)	(67,144)	(46,330)

Financial Position	June 30, 2008		December 31, 2007
Cash and cash equivalents	185,248		80,629
Silver bullion	Nil		15,787
Marketable securities	26,839		33,209
Current assets – total	215,751		132,981
Other investments - ABCP	26,700		45,102
Current assets and ABCP - total	242,451		178,083
Current liabilities - total	20,850		15,713
Working capital	194,901		117,268
Total assets	642,923		498,844

Principal Project Updates

Mina Pirquitas, Jujuy, Argentina  Construction is now in full swing at Pirquitas and progressing well and on schedule. Site civil works are well advanced, erection of structural steel is in progress and the installation of the water pipeline is now completed.  Installation of the gas pipeline is complete with focus now on the valves and transfer station.  All three power generators have passed their full load tests at the factory in Finland and are being shipped to Argentina.  The ball mill foundation has been excavated and is ready to be poured, and the ball mill motor has passed its full-load test and is being prepared for shipment.  The operations team is now concentrating on pit pre-stripping and process plant commissioning.  The company is on target to commence commissioning in the fourth quarter of 2008 and shipping concentrate in the first quarter of 2009.

Site activity leads the pace of invoicing by various contractors with the result that while at June 30, 2008, the company had expended US$104 million in construction costs of the total estimated US$220 million, progress is much further advanced.

San Luis, Ancash, Peru  Infill diamond drilling on the project’s Ayelén Vein was completed in 2007.  An initial resource estimate completed in the fourth quarter of 2007 defined a measured and indicated resource of 265,000 ounces of gold resources and 7.1 million ounces of silver resources. The joint venture will have a new resource estimate prepared, which will incorporate all previously available assay data, including additional drill results not included in the previous resource estimate.

Surface exploration including approximately 5,000 meters of diamond drilling will be carried out at a number of targets on this large property package (approximately 96 sq. miles). The exploration targets include the BP Zone where brecciated volcanic rocks hosting copper-zinc-lead sulphide mineralization have been sampled over a broad area.  Quartz vein systems where channel sampling has identified structures enriched in gold and silver will also be tested.  In addition, exploration tunneling on the Ayelén Vein is scheduled to begin in the third quarter of this year.

Silver Standard presently holds a 55% interest in the San Luis project and has elected to increase its interest to 70% by completing a feasibility study.  Silver Standard has the right to increase its interest in the San Luis project to 80% by placing the project in production.

Pitarrilla, Durango, Mexico  With the 14% increase in resources reported in July, measured resources now total 148.6 million ounces of silver, indicated resources total 452.5 million ounces of silver and inferred resources total 61 million ounces of silver.  Work on a 2.5 kilometer-long decline to provide underground drilling stations for the high-grade silver and base metal mineralization of the Breccia Ridge Zone is continuing.  The portal and more than 750 meters of ramp excavation have been completed to date.

Work is well-advanced on an engineering pre-feasibility study which focuses on the economics of developing the underground sulphide-associated, base metal and silver mineralization found at Breccia Ridge as well as in a number of satellite zones.

Diablillos, Salta, Argentina  The company has completed a 12,900 meter program of diamond drilling at its wholly-owned Diablillos silver-gold project to better define the inferred resource of 93.8 million ounces of silver resources and 815,000 ounces of gold resources.  An updated resource estimate is anticipated in the third quarter.  This will be followed by a pre-feasibility engineering study to estimate the economics of placing the Diablillos project into production.

Snowfield, British Columbia, Canada  A major drill program has commenced and will focus primarily on the recently identified Mitchell East Zone where hole MZ-1 intersected 259 meters of 0.71 grams of gold per tonne (850 feet of 0.02 ounces of gold per ton) and 0.14% copper. The hole ended in mineralization with the bottom 31 meters grading 1.38 grams of gold per tonne (102 feet of 0.04 ounces of gold per ton) and 0.31% copper.

MZ-1 was collared approximately 550 meters east of Seabridge Gold’s Mitchell Deposit and has been interpreted as a potential continuation of that zone. The objective of the diamond drilling program is outline the potential continuation of the Mitchell deposit, which has been reported to contain 16.3 million ounces of gold within an indicated resource along with another 13 million ounces of inferred gold resources based on a cut-off grade of 0.50 gram per tonne gold-equivalent.  A total of four drills are currently on site and will be focused on testing the Mitchell East Zone.  The 2008 drilling program will determine if the inferred Mitchell East Zone is a continuation of Seabridge Gold’s porphyry-style gold-copper deposit.

Management Discussion & Analysis and Conference Call

For the full Second Quarter 2008 report, including Management Discussion & Analysis, visit www.sedar.com or the company’s web site at www.silverstandard.com. A conference call with management to review Second Quarter 2008 financial results and project activities is scheduled on Monday, August 11, 2008 at 11:00 a.m. EDT.

Toll-free in North America:                                                                1-866-400-3310
Toronto local and overseas:                                                                 1-416-850-9144

This call will also be web-cast and can be accessed at the following web location:
http://events.snwebcastcenter.com/silverstandard/20080811/

The call will be archived and available at www.silverstandard.com after August 11, 2008.

Audio replay will be available for one week by calling toll free in North America: 1-866-245-6755, passcode 586757; local and overseas callers may telephone 1-416-915-1035, passcode 586757. (Source: Silver Standard Resources Inc.)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize these terms.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.